Exhibit 99.1

Lavoro Announces Results of Annual General Meeting Held on June 27, 2025

SÃO PAULO June 27, 2025 – Lavoro (Nasdaq: LVRO), the first U.S.-listed pure-play agricultural inputs distributor in Latin America, announced today that the resolutions set out in its Notice of Annual General Meeting dated June 2, 2025 were duly passed at its Annual General Meeting held today: the approval and ratification of Lavoro’s financial statements and the auditor’s report for the fiscal year ended June 30, 2024; and the approval of the re-appointments of Daniel Fisberg and Marcos de Mello Mattos Haaland as members of the Board of Directors, each serving as a Class 2 Director until the 2028 Annual General Meeting or until the earlier of his vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association.

About Lavoro

Lavoro is Brazil's largest agricultural inputs retailer and a leading producer of agricultural biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Founded in 2017, Lavoro has a wide geographical presence across Latin America, operating in Brazil, Colombia, Uruguay, and Ecuador. Learn more about Lavoro at ir.lavoroagro.com.

Contact Information:

Julian Garrido

julian.garrido@lavoroagro.com

Tigran Karapetian

tigran.karapetian@lavoroagro.com

Fernanda Rosa

fernanda.rosa@lavoroagro.com